UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MaRCH 24, 2011

DATE, TIME, AND PLACE:

March 24, 2011, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalii - Directors. Absent by justified reasons the Director Mr. José de Paiva Ferreira.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fábio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Ratify the exoneration of the Company’s Senior Vice-President Executive Officer; (b) know the resignation of the Officer without specific designation and (c) conduct the Mr. Marco Antonio Martins de Araújo Filho to the position of Company’s Vice-President Executive Officer.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Ratified, pursuant to the article 17, item III, of the Company’s Bylaws, the exoneration of Messrs. José de Paiva Ferreira, a Portuguese citizen, married, business administrator, bearer of foreigner’s identification card RNE # W274948-B, registered with the CPF/MF under #

[Free English Translation]

007.805.468-06 as Company’s Senior Vice-President Executive Officer, for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, exonerated from the office on March 02, 2011 and Alexandre Schwartsman, Brazilian citizen, , married, economist, bearer of RG # 8.131.133-3 SSP/SP, registered with the CPF/MF under # 086.371.248-79 as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, exonerated from the office on March 03, 2011;

(b)       Knew, pursuant to the article 17, item III, of the Company’s Bylaws, the resignation Luiz Fontoura de Oliveira Reis Filho, a Brazilian citizen, married, economist, bearer of RG # 604.632 SSP/DF, registered with the CPF/MF under # 539.313.861-04 as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on April 28, 2010, pursuant term waiver delivered on March 11, 2011; and

(c)        Conducted, pursuant to the article 17, item III, of the Company’s Bylaws and the Appointment and Remuneration Committee’s favorable recommendation, the actual Executive Officer, Mr. Marco Antônio Martins de Araújo Filho, to the position of Company’s Vice-President Executive Officer, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, March 24, 2011. a) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Officer without specific designation

By:	/S/ Ulisses Gomes Guimarães
Ulisses Gomes Guimarães Officer without specific designation